Exhibit 99.1

3Q25 Earnings Release November 17th, 2025

XP Inc. Reports Third Quarter 2025 Results

São Paulo, Brazil, November 17, 2025 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, reported today its financial results for the third quarter of 2025.

Summary

Operating KPIs

Operating Metrics (unaudited)	3Q25	3Q24	YoY	2Q25	QoQ
Total Client Assets (in R$ bn)	1,425	1,270	12%	1,372	4%
Total Net Inflow (in R$ bn)	29	34	-14%	10	204%
Annualized Retail Take Rate	1.24%	1.33%	-9 bps	1.25%	-1 bps
Active Clients (in '000s)	4,752	4,659	2%	4,720	1%
Headcount (EoP)	7,740	7,241	7%	7,484	3%
Total Advisors (in '000s)	18.2	18.4	-1%	18.2	0%
Retail DATs (in mn)	2.1	2.3	-6%	2.3	-8%
Retirement Plans Client Assets (in R$ bn)	90	78	15%	86	5%
Cards TPV (in R$ bn)	13.1	12.0	9%	12.4	5%
Expanded Loan Portfolio (in R$ bn)	67	51	33%	67	0%
Gross Written Premiums (in R$ mn)	451	362	25%	444	2%

Financial Metrics (in R$ mn)	3Q25	3Q24	YoY	2Q25	QoQ
Gross revenue	4,942	4,537	9%	4,669	6%
Retail	3,704	3,494	6%	3,577	4%
Institutional	340	340	0%	343	-1%
Corporate & Issuer Services	729	552	32%	547	33%
Other	169	151	12%	202	-16%
Net Revenue	4,661	4,319	8%	4,455	5%
Gross Profit	3,180	2,940	8%	3,046	4%
Gross Margin	68.2%	68.1%	14 bps	68.4%	-15 bps
EBT	1,331	1,212	10%	1,318	1%
EBT Margin	28.5%	28.1%	47 bps	29.6%	-103 bps
Net Income	1,330	1,187	12%	1,321	1%
Net Margin	28.5%	27.5%	106 bps	29.7%	-112 bps
Diluted EPS (in R$)	2.47	2.18	13%	2.46	0%
ROAE¹	23.0%	23.0%	2 bps	24.4%	-138 bps
ROTE²	28.0%	28.4%	-32 bps	30.0%	-198 bps

1 – Annualized Return on Average Equity.

2 – Annualized Return on Average Tangible Equity. Tangible Equity excludes Intangibles and Goodwill

1.	INVESTMENTS

Client Assets and Net Inflow (in R$ billion)

Client Assets totaled R$1.4 trillion in 3Q25, up 12% YoY and 4% QoQ. Year-over-year growth was driven by R$91 billion net inflow and R$63 billion of market appreciation.

In 3Q25, Net Inflow was R$29 billion, and Retail Net Inflow was R$20 billion, 30% higher QoQ, and 18% lower YoY.

Since 2025 — and retrospectively back to 1Q24 — we began including institutional client assets in our total client assets, which had not been accounted for previously. In addition, we are now also disclosing our assets under management (AuM) and assets under administration (AuA) separately. The combined total of client assets, AuM, and AuC reached R$1.9 trillion, representing 16% YoY growth.

It’s important to note that the reported net inflow refers exclusively to total client assets and does not include AuM or AuA.

Active Clients (in ‘000s)

Active clients grew 2% YoY and 1% QoQ, totaling 4.8 million in 3Q25.

Total Advisors (in ‘000s)

Total Advisors connected to XP, including (1) IFAs, (2) XP employees who offer advisory services, (3) Registered Investment Advisors, consultants and wealth managers, among others. As of 3Q25, we had 18.2 thousand Total Advisors, 1% lower YoY.

Retail Daily Average Trades (in million)

Retail DATs totaled 2.1 million in 3Q25, down 6% YoY and 8% QoQ.

NPS

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 74 in 3Q25. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

2.	RETIREMENT PLANS

Retirement Plans Client Assets (in R$ billion)

As per public data published by Susep, XPV&P’s individual’s market share (PGBL and VGBL) was stable at 5.0%. Total Client Assets were R$90 billion in 3Q25, up 15% YoY. Assets from XPV&P, our proprietary insurer, grew 32%  YoY, reaching R$84 billion.

3.	CARDS

Cards TPV (in R$ billion)

In 3Q25, Total TPV was R$13.1 billion, a 9% growth YoY, and 5% growth QoQ.

Active Cards (in ‘000s)

Total Active Cards were 1.5 million in 3Q25, a growth of 11% YoY and 2% QoQ, being 1.0 million Credit Cards and 0.5 million Active Debit Cards.

4.	CREDIT

Expanded Loan Portfolio (in R$ billion)

Expanded Loan Portfolio reached R$67 billion as of 3Q25, posting a 33% growth YoY and being flat QoQ.

5.	INSURANCE

Gross Written Premiums (in R$ million)

Gross written premiums (GWP) refer to the total amount of premium income that XPs has written or sold during a particular reporting period before deductions for provisions, reinsurance and other expenses. This figure represents the total premiums that customers have agreed to pay for life insurance policies issued by the company, or sold by the company and issued by third-party insurers, including both new policies and renewals. It is a crucial metric for assessing the total business volume of an insurance company or insurance broker within that period.

In the 3Q25, Gross Written Premiums grew 25% YoY and 2% QoQ.

Discussion of Financial Results

Total Gross Revenue

Gross revenue reached R$4.9 billion in 3Q25, reflecting a 6% increase quarter-over-quarter (QoQ) and a 9% increase year-over-year (YoY). Annual growth was primarily driven by our Corporate & Issuer Service businesses.

Retail Revenue

(in R$ mn)	3Q25	3Q24	YoY	2Q25	QoQ
Retail Revenue	3,704	3,494	6%	3,577	4%
Equities	1,043	1,059	-1%	1,030	1%
Fixed Income	921	938	-2%	988	-7%
Funds Platform	367	354	4%	341	8%
Retirement Plans	124	100	24%	115	8%
Cards	341	302	13%	323	6%
Credit	83	75	11%	82	1%
Insurance	67	55	21%	65	3%
Other Retail	757	611	24%	634	19%
Annualized Retail Take Rate	1.24%	1.33%	-9 bps	1.25%	-1 bps

Retail revenue reached R$3,704 million in 3Q25, marking a 4% increase quarter-over-quarter (QoQ) and a 6% increase year-over-year (YoY). Both YoY and QoQ performances were mainly driven by (1) Float, from both checking and investment accounts, which benefited from higher average volumes and higher interest rates during the period, and (2) new verticals included in the Other Retail line, such as International Investments, which delivered strong results. Lastly, this quarter’s performance also includes the revenue of the Expert event.

Take Rate

Annualized Retail Take Rate was 1.24% in 3Q25, 1bp lower QoQ and 9 bps lower YoY.

Institutional Revenue

Institutional revenue was R$340 million in 3Q25, 1% lower QoQ and stable YoY.

Corporate & Issuer Services Revenue

Corporate & Issuer Services revenue totaled R$729 million in 3Q25, 33% higher QoQ and 32% higher YoY.

In 3Q25, we witnessed an improvement in the DCM activity, which impacted positively on the Issuer Services revenue.

Our Corporate division delivered solid growth, with revenues increasing 77% YoY, reaching R$406 million, and increasing 46% QoQ. This performance was supported by our ability to offer a broad range of solutions to our clients, especially in hedging solutions.

Other Revenue

Other revenue was R$169 million in 3Q25, 16% lower QoQ and 12% higher YoY.

Costs of Goods Sold and Gross Margin

Gross Margin was 68.2% in 3Q25 versus 68.1% in 3Q24 and 68.4% in 2Q25.

SG&A Expenses

(in R$ mn)	3Q25	3Q24	YoY	2Q25	QoQ
Total SG&A	(1,672)	(1,515)	10%	(1,562)	7%
People	(1,149)	(984)	17%	(1,014)	13%
Salary and Taxes	(452)	(444)	2%	(417)	8%
Bonuses	(542)	(405)	34%	(435)	25%
Share Based Compensation	(155)	(135)	15%	(163)	-5%
Non-people	(523)	(530)	-1%	(548)	-5%
LTM Compensation Ratio	23.5%	24.0%	-48 bps	23.0%	48 bps
LTM Efficiency Ratio	34.7%	35.5%	-79 bps	34.5%	22 bps
Headcount (EoP)	7,740	7,241	7%	7,484	3%

SG&A expenses totaled R$1.7 billion in 3Q25, 7% higher QoQ, and 10% YoY.

Our last twelve months (LTM) compensation ratio3 in 3Q25 was 23.5%, an improvement from 24.0% in 3Q24 and a small increase from the 23.0% in 2Q25. Our LTM efficiency ratio4 reached 34.7% in 3Q25, also representing an improvement YoY and a small increase sequentially. This quarter, non-compensation expenses decreased by 1% YoY and 5% QoQ.

Earnings Before Taxes

EBT was R$1,331 million in 3Q25, 1% higher QoQ and 10% higher YoY. EBT Margin was 28.5%. Our EBT Margin was 103 bps lower QoQ, and 47 bps higher YoY.

Net Income and EPS

In 3Q25, Net Income reached a record of R$1.3 billion, showing an increase of 1% QoQ and  12% YoY. Basic EPS was R$2.51, stable QoQ and growing 13% YoY. Diluted EPS was R$2.47 for the quarter, stable QoQ and an increase of 13% YoY.  Earnings per share have been growing faster than net income as a result of the share buyback programs we have been executing over the past few years.

3 - Compensation ratio is calculated as People SG&A (Salary and Taxes, Bonuses and Share Based Compensation) divided by Net Revenue.

4 - Efficiency ratio is calculated as SG&A ex-revenue from incentives from Tesouro Direto, B3, and others divided by Net Revenue.

ROTE and ROAE5

Our Return on Tangible Equity (ROTE) – a metric that excludes Intangibles and Goodwill, and we believe that allows a more meaningful comparison with our peers - was 28.0% in 3Q25, 198 bps lower QoQ and 32 bps lower YoY. Our annualized ROAE8 in 3Q25 was 23.0%, down 138 bps QoQ and up 2 bps YoY.

Capital Management5

In 3Q25 our BIS Ratio was 21.2%, 108 bps higher QoQ and 26 bps lower YoY, while our total RWA was R$107.6 billion, with a 7% increase QoQ and 14% increase YoY. Our CET1 ratio remains at a comfortable level of 18.5%. Until October 2025, we executed share repurchases totaling R$842 million. In addition, we are opening a new share buyback program totaling R$1 billion and announcing new dividends in the amount of R$500 million, to be paid still in 2025. This new program is part of our capital distribution plan, aligned with our guidance target of BIS Ratio to operate the business between 16% and 19% in 2026.

5 – Managerial BIS Ratio is calculated using the same methodology as the BIS Ratio for our Prudential Conglomerate. However, it is based on the total assets and equity of the entire group.

Other Information

Webcast and Conference Call Information

The Company will host a webcast to discuss its third quarter financial results on Monday, November 17th, 2025, at 5:00 pm ET (7:00 pm BRT). To participate in the earnings webcast please subscribe at 3Q25 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Contact

ir@xpi.com.br

Important Disclosure

In reviewing the information contained in this release, you are agreeing to abide by the terms of this disclaimer. This information is being made available to each recipient solely for its information and is subject to amendment. This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of December 31, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes Adjustments to Reported Net Income, which is non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Client Assets” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Float Balances), among others. Although Client Assets includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

Managerial Income Statement	3Q25	3Q24	YoY	2Q25	QoQ
Total Gross Revenue	4,942	4,536	9%	4,669	6%
Retail	3,704	3,494	6%	3,577	4%
Equities	1,043	1,059	-1%	1,030	1%
Fixed Income	921	938	-2%	988	-7%
Funds Platform	367	354	4%	341	8%
Retirement Plans	124	100	24%	115	8%
Cards	341	302	13%	323	6%
Credit	83	75	11%	82	1%
Insurance	67	55	21%	65	3%
Other	757	611	24%	634	19%
Institutional	340	340	0%	343	-1%
Corporate & Issuer Services	729	552	32%	547	33%
Issuer Services	323	323	0%	268	21%
Corporate	406	229	77%	279	46%
Other	169	150	12%	202	-16%
Net Revenue	4,661	4,319	8%	4,455	5%
COGS	(1,481)	(1,378)	7%	(1,409)	5%
Gross Profit	3,180	2,940	8%	3,046	4%
Gross Margin	68.2%	68.1%	14 bps	68.4%	-15 bps
SG&A	(1,662)	(1,454)	14%	(1,498)	11%
People	(1,149)	(984)	17%	(1,014)	13%
Non-People	(513)	(470)	9%	(484)	6%
D&A	(76)	(72)	5%	(77)	-1%
Interest expense on debt	(142)	(198)	-28%	(176)	-19%
Share of profit in joint ventures and associates	31	(3)	-1051%	22	39%
EBT	1,331	1,212	10%	1,318	1%
EBT Margin	28.5%	28.1%	47 bps	29.6%	-103 bps
Tax Expense (Accounting)	(0)	(26)	-98%	4	-114%
Tax expense (Tax Withholding in Funds)[6]	(174)	(154)	13%	(174)	0%
Effective tax rate (Normalized)	(11.6%)	(13.2%)	155 bps	(11.4%)	-22 bps
Adjusted Net Income	1,330	1,187	12%	1,321	1%
Adjusted Net Margin	28.5%	27.5%	106 bps	29.7%	-112 bps

Accounting Income Statement (in R$ mn)

Accounting Income Statement	3Q25	3Q24	YoY	2Q25	QoQ
Net revenue from services rendered	2,090	1,940	8%	1,795	16%
Brokerage commission	501	576	-13%	528	-5%
Securities placement	682	570	20%	455	50%
Management fees	487	446	9%	441	10%
Insurance brokerage fee	62	61	2%	61	2%
Commission Fees	305	211	45%	285	7%
Other services	268	241	12%	196	37%

Sales Tax and contributions on Services	(215)	(163)	32%	(170)	26%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	(1,617)	(861)	88%	(854)	89%
Net income from financial instruments at fair value through profit or loss	4,187	3,239	29%	3,515	19%
Total revenue and income	4,661	4.319	8%	4,455	5%
Operating costs	(1,391)	(1,332)	4%	(1,319)	5%
Selling expenses	(77)	(43)	81%	(80)	-4%
Administrative expenses	(1,685)	(1,565)	8%	(1,572)	7%
Other operating revenues (expenses), net	25	81	-70%	77	-68%
Expected credit losses	(90)	(47)	93%	(90)	0%
Interest expense on debt	(142)	(198)	-28%	(176)	-19%
Share of profit or (loss) in joint ventures and associates	31	(3)	-1051%	22	39%
Income before income tax	1,331	1,212	10%	1,318	1%
Income tax expense	(0)	(26)	-98%	4	-114%
Net income for the period	1,330	1,187	12%	1,321	1%

Balance Sheet (in R$ mn)

Assets	3Q25	2Q25
Cash	12,413	12,088
Financial assets	366,905	342,387
Fair value through profit or loss	240,428	224,965
Securities	184,428	171,833
Derivative financial instruments	56,000	53,132
Fair value through other comprehensive income	42,558	51,285
Securities	42,558	51,285
Evaluated at amortized cost	83,920	66,136
Securities	8,134	7,250
Securities purchased under agreements to resell	15,029	10,121
Securities trading and intermediation	5,812	5,494
Accounts receivable	1,171	1,055
Loan Operations	34,028	33,115
Other financial assets	19,745	9,102
Other assets	10,302	9,993
Recoverable taxes	579	570
Rights-of-use assets	326	360
Prepaid expenses	4,097	4,171
Other	5,300	4,892
Deferred tax assets	3,051	2,856
Investments in associates and joint ventures	3,683	3,518
Property and equipment	421	344
Goodwill & Intangible assets	2,703	2,665
Total Assets	399,477	373,850

Liabilities	3Q25	2Q25
Financial liabilities	288,572	275,936
Fair value through profit or loss	78,262	66,019
Securities	23,744	13,971
Derivative financial instruments	54,517	52,048
Evaluated at amortized cost	210,310	209,917
Securities sold under repurchase agreements	70,931	71,157
Securities trading and intermediation	17,436	17,001
Financing instruments payable	106,737	104,246
Accounts payables	734	720
Borrowings	1,576	3,004
Other financial liabilities	12,896	13,789
Other liabilities	86,857	75,344
Social and statutory obligations	832	1,077
Taxes and social security obligations	770	612
Retirement plans liabilities	84,437	72,876
Provisions and contingent liabilities	170	162
Other	647	618
Deferred tax liabilities	380	301
Total Liabilities	375,808	351,581
Equity attributable to owners of the Parent company	23,664	22,263
Issued capital	0	0
Capital reserve	20,338	20,205
Other comprehensive income	(277)	(358)
Treasury	(271)	(138)
Retained earnings	3,874	2,554
Non-controlling interest	5	7
Total equity	23,669	22,270
Total liabilities and equity	399,477	373,850